40-33



Kirkpatrick & Lockhart Nicholson Graham LLP

1800 Massachusetts Avenue, N.W.
Suite 200
Washington, DC 20036-1221
202.778.9000
Fax 202.778.9100
www.klng.com

NICHOLAS G. TERRIS
(202) 778-9408
Fax: 202-778-9100
nterris@klng.com



05073969

December 12, 2005

811-4015



SEC MAIL
RECEIVED
PROCESSING
DEC 12 2005
WASH. D.C.
190
SECTION

BY HAND

Branch of Document Control
United States Securities and Exchange Commission
100 F Street, NE, Stop 1-4
Washington, D.C. 20549 *EATON VANCE MUTUAL FUNDS TRUST*

Re: *In re Eaton Vance Mutual Funds Fee Litigation*
Master File No. 04-CV-1144
Filing Pursuant to Section 33 of the Investment Company Act of 1940

Dear Sir or Madam:

Enclosed please find a copy of the judgment and a related opinion and order in the above-referenced civil action filed in the United States District Court for the Southern District of New York.

Please do not hesitate to contact me if you have any questions concerning this matter.

Sincerely,

Nicholas G. Terris

Enclosures

cc: Alan R. Dynner, Esq.



PROCESSED
DEC 14 2005
THOMSON
FINANCIAL

DC-776373 v1 0307698-0100


SEC MAIL
RECEIVED
PROCESSING
DEC 1 2 2005
WASH. D.C.
190
SECTION

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

In re EATON VANCE MUTUAL FUNDS FEE LITIGATION

This document relates to: ALL ACTIONS

MASTER FILE:
04 Civ. 1144 (JGK)

OPINION & ORDER

JOHN G. KOELTL, District Judge:

The plaintiffs have moved to alter or amend the judgment dismissing this action and for reconsideration of this Court's August 1, 2005 Opinion and Order granting the defendants' motion to dismiss each of the ten counts alleged in the Second Amended Complaint and denying the plaintiffs leave to amend. See In re Eaton Vance Mutual Funds Fee Litig., 380 F. Supp. 2d 222 (S.D.N.Y. 2005). The plaintiffs also move for leave to file a third amended complaint.

I.

The Second Amended Complaint ("SAC"), filed on August 26, 2004 on behalf of a purported class of persons or entities who held shares in Eaton Vance Funds between January 30, 1999 and November 17, 2003, alleged ten counts against Eaton Vance and its subsidiaries, certain Investment Adviser Defendants, Eaton Vance Distributors, and Trustee Defendants, as well as the Eaton Vance Funds as nominal defendants. Id. at 224. One of the claims was asserted derivatively on behalf of the Eaton Vance

Funds. These claims stem from allegations that the defendants used improper means to acquire "shelf-space" for Eaton Vance mutual funds at brokerage firms.

Count One of the SAC alleged that the Investment Adviser Defendants and Trustee Defendants violated § 34(b) of the Investment Company Act of 1940 ("ICA"), 15 U.S.C. § 80a-33(b), by making misrepresentations and omissions of material facts in registration statements and reports required by the ICA. Counts Two and Three alleged that the Investment Adviser Defendants and Trustee Defendants breached their fiduciary duties to the class in violation, respectively, of §§ 36(a) and 36(b) of the ICA, 15 U.S.C. §§ 80a-35(a) and (b). Count Four alleged that certain defendants also violated § 48(a) of the ICA, 15 U.S.C. § 80a-47(a), by causing the Investment Adviser Defendants to violate §§ 34(b) and 36(a) and (b) of the ICA as set forth in Counts One, Two, and Three. Count Five alleged a derivative claim brought on behalf of the Eaton Vance Funds against the Investment Adviser Defendants under § 215 of the Investment Advisers Act of 1940, 15 U.S.C. § 80b-6. Count Six alleged a violation by all defendants of the N.Y. Gen. Bus. L. § 349. Counts Seven, Eight, and Nine alleged breaches of fiduciary duties under common law, while Count Ten alleged unjust enrichment under common law. Id. at 228-30.

The Court previously held that Counts One, Two, and Four were barred because there is no private right of action under §§ 34(b), 36(a), or 48(a), respectively. Id. at 233. The Court also dismissed Counts Two, Four, Seven, Eight, Nine, and Ten on the grounds that they should have been brought as derivative actions. Id. at 236. Count Three was dismissed because, as pleaded, it failed to allege a violation of § 36(b), and the Investment Adviser Defendants and Trustee Defendants were dismissed on the additional ground that they were not the recipients of the disputed fees. Id. at 238. The Court dismissed Count Five for failure to make the demand required by Fed. R. Civ. P. 23.1, and dismissed Count Six because N.Y. Gen. Bus. L. § 349 does not apply to securities transactions. Id. at 240. The Court also dismissed Counts Six, Seven, Eight, Nine, and Ten because they are preempted by the Securities Litigation Uniform Standards Act ("SLUSA"). Id. at 242. The Court also noted that it would not exercise supplemental jurisdiction over the state law claims after the federal claims were dismissed. Id. Finally, the Court denied leave to amend. Id. The Clerk thereafter entered judgment dismissing the SAC.

The plaintiffs have now moved to alter or amend the judgment pursuant to Fed. R. Civ. P. 59(e) and for reconsideration pursuant to Local Civil Rule 6.3.[1] They have also moved to file a third amended complaint.

II.

The plaintiff presents this motion under Fed. R. Civ. P. 59(e) and Local Civil Rule 6.3, which are governed by the same standard. See Watson v. United States, No. 04 Civ. 2222, 2005 WL 2560375, at *2 (S.D.N.Y. Oct. 12, 2005); see also Nakano v. Jamie Sadock, Inc., 98 Civ. 0515, 2000 WL 1010825, at *1 (S.D.N.Y. July 20, 2000) (collecting cases). This well-established standard is the same as that governing former Local Civil Rule 3(j). See United States v. Letscher, 83 F. Supp. 2d 367, 382 (S.D.N.Y. 1999) (collecting cases). The moving party is required to demonstrate that the Court overlooked the controlling decisions or factual matters that were put before the Court in the underlying motion and which, had they been considered, might have reasonably altered the result reached by the Court. Nakano, 2000 WL 1010825, at *1. The decision to grant or deny a motion for reconsideration "rests within the sound discretion of the district court." Id. The rule is "narrowly construed and strictly applied so as to avoid repetitive arguments on issues that have been considered fully by the court." Walsh v. McGee, 918 F. Supp. 107, 110 (S.D.N.Y.

[1] In seeking reconsideration, the plaintiffs withdrew Counts Six and Nine. (Pl. Mem. at 1 n.2.)

1996) (internal citation and quotation marks omitted); see also Nakano, 2000 WL 1010825, at *1.

III.

The Court previously held that Counts One, Two, and Four were barred because there are no private rights of action under §§ 34(b), 36(a), or 48(a) of the ICA, respectively, in light of the decision by the Second Circuit Court of Appeals in Olmsted v. Pruco Life Insurance Co. of New Jersey, 283 F.3d 429 (2d Cir. 2002). The plaintiffs argue that Olmsted and subsequent cases that relied on Olmsted are called into question by Jackson v. Birmingham Bd. of Educ., 125 S.Ct. 1497 (2005). They argue that Jackson and the legislative history for § 36(a) support a finding that §§ 34(b), 36(a), and 48(a) have implied private rights of action.

Jackson was considered at argument, and was not discussed in the Court's previous opinion because it is inapplicable. Olmsted relied on the Supreme Court's analysis in Alexander v. Sandoval, 532 U.S. 275 (2001), to determine whether Congress intended to create private rights of action. Olmsted found that Congress did not intend to create private rights of action under §§ 26(f) and 27(i) of the ICA. Jackson did not alter the Supreme Court's emphasis on statutory text in determining whether Congress intended to create a private right of action and did not question the analytical framework adopted in Sandoval. Having previously found an implied right of action under Title IX more than twenty-five years ago, the Supreme Court in Jackson stated: "In step with Sandoval, we hold that Title IX's private right of action encompasses suits for retaliation, because retaliation falls within the statute's prohibition of intentional discrimination on the basis of sex." Jackson, 125 S.Ct. at 1507. The Supreme Court noted that it reached this result "based on the statute's text." Id.

Jackson does not alter this Court's analysis under Olmsted and Sandoval, and thus there is no basis for reconsidering this Court's prior holding. Indeed, the Court's prior holding has been cited by several other courts also finding that there are no private rights of action under §§ 34(b), 36(a), or 48(a). See Stegall v. Ladner, NO. CIV.A. 05-10062, 2005 WL 2709127, at *8 (D. Mass. Oct 14, 2005); Hamilton v. Allen, NO. CIV.A. 05-110), 2005 WL 2660356, at *6 (E.D. Pa. Oct 14, 2005); Yameen v. Eaton Vance Distributors, Inc., NO. CIV.A. 03-12437, 2005 WL 2709116, at *1 n.1 (D. Mass. Oct 14, 2005); In re Davis Selected Mutual Funds Litig., No. 04 Civ. 4186, 2005 WL 2509732, at *2 (S.D.N.Y. Oct. 11, 2005); In re Franklin Mutual Funds Fee Litig., 388 F. Supp. 2d 451, 466 (D.N.J. 2005); In re Mutual Funds Inv. Litig., 384 F. Supp. 2d 845, 869-70 (D. Md. 2005).

IV.

The Court previously dismissed Count Three, which alleged a claim under § 36(b) of the ICA against Eaton Vance Distributors, the Investment Adviser Defendants, and the Trustee Defendants. The Court found that Count Three alleged improper payments that were outside the scope of § 36(b), rather than excessive fees, and thus should be dismissed. The Court also found that Count Three must be dismissed against the Investment Adviser Defendants and the Trustee Defendants because they were not the alleged direct recipients of the disputed payments. Eaton Vance, 380 F. Supp. 2d at 237-238.

A.

The plaintiffs argue that they sufficiently alleged excessive fees under the notice pleading standard of Fed. R. Civ. P. 8. They argue that they do not need to allege any "evidentiary details" supporting a § 36(b) claim, and that all that is required is a short and plain statement alleging that the fees are excessive. While § 36(b) is governed by Rule 8 notice pleading, the plaintiffs must provide "fair notice of what the plaintiff's claim is and the grounds upon which it rests." Dura Pharmaceuticals, Inc. v. Broudo, 125 S.Ct. 1627, 1634 (2005). The Supreme Court's recent opinion in Dura noted, after finding that loss causation and economic loss are required elements of a private securities fraud action, that the complaint must allege the economic loss suffered and how it was related to defendants' actions. Id. Similarly here, while the plaintiffs need not necessarily allege any specific factor identified in Gartenberg v. Merrill Lynch Asset Management, Inc., 694 F.2d 923, 930 (2d Cir. 1982), to meet the notice pleading standard for an excessive fee claim, the plaintiffs must still allege facts demonstrating how the fee "is so disproportionately large that it bears no reasonable relationship to the services rendered and could not have been the product of arm's-length bargaining." Id. at 928.[2] As explained below, the SAC failed to meet the Rule 8 notice pleading standard.

---

[2] The plaintiffs cite various cases as holding that all that is required for pleading a § 36(b) claim is "a short and plain statement alleging that the fees are excessive." (Pl. Mem. at 9.) In fact, these cases found that the complaints in those actions, rather than merely alleging that fees were excessive, pleaded with detail the disproportionate relationship between the fees and the services rendered. See, e.g., Wicks v. Putnam Investment Management, LLC, No. Civ.A. 04-10988, 2005 WL 705360, at *1 (D. Mass. Mar. 28, 2005) (complaint alleged that the defendants failed to share the benefits of economies of scale with the plaintiffs and charged them substantially more than other clients for same advisory services); Strigliabotti v. Franklin Resources, Inc., No. C. 04-00883 SI, 2005 WL 645529, at *3 (N.D. Cal. Mar 07, 2005) (complaint included another client's fee schedule to allege that the plaintiffs were charged much higher fees than other clients for equivalent advisory services); Pfeiffer v. Bjurman, Barry & Associates, No. 03 Civ. 9741, 2004 WL 1903075, at *3 (S.D.N.Y. Aug. 26, 2004) (complaint pleaded excessive charges that were assessed in proportion to fund's assets rather than services rendered); Millenco, L.P. v. meVC Advisers, Inc., No. Civ.A. 02-142, 2002 WL 31051604, at *3 (D. Del. Aug. 21, 2002) (complaint alleged excessive fees where the defendants used inaccurate methods to compute advisory fees and had "very little to do" because they subcontracted advisory services). Other courts have explicitly found that "[t]o survive a motion to dismiss, a complaint may not simply allege in a conclusory manner that advisory fees are "'excessive.'" Migdal v. Rowe Price-Fleming Int'l, Inc., 248 F.3d 321, 327 (4th Cir. 2001); see also Krantz v. Prudential Investments Fund Management LLC, 305 F.3d 140, 143 (3d Cir. 2002); Stegall, 2005 WL 2709127 at *12.

B.

The plaintiffs do not appear to challenge the Court's previous ruling that § 36(b) applies to claims of excessive fees that could not have been the product of arm's-length bargaining, and not to "whether investment advisers acted improperly in the use of the funds." Eaton Vance, 380 F. Supp. 2d at 237.[3] The plaintiffs instead argue that the SAC does indeed allege excessive rather than improper fees.

First, the plaintiffs argue that the fees were excessive because plaintiffs received no benefit from fees that were put to allegedly improper use. In other words, the plaintiffs argue that because they paid "something for nothing," the payments were by definition excessive.[4] This interpretation stretches the reach of § 36(b) too far, because any allegation of improper use of fees that does not benefit the plaintiffs would be

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[3] At least one other court has similarly interpreted § 36(b). See Davis, 2005 WL 2509732, at *3 (claims that "investment advisers acted improperly in the use of the funds" not actionable under § 36(b)); but see In re AllianceBernstein Mutual Fund Excessive Fee Litig., No. 04 Civ. 4885, 2005 WL 2677753, at *5 (S.D.N.Y. Oct. 19, 2005) (holding that allegations of payments to brokers not in accordance with a valid Rule 12b-1 plan were cognizable claims of excessive fees).

[4] The sole case that the plaintiffs cite to support this "something for nothing" interpretation, Jones v. Harris Associates, L.P., No. 04 C. 8305, 2005 WL 831301 (N.D. Ill. Apr. 7, 2005), found that advisers retaining excess profits could be interpreted as retaining unearned fees that were "in essence something for nothing ... that would represent an actionable disproportional relationship between the fees paid and the services rendered." Id. at *3. But this specific allegation was against the backdrop of broader excessive fee allegations that the fund paid defendants "43 times more than it had 10 years earlier for identical services." Id. at *2. In addition, the Jones court is guided by Seventh Circuit law, which has applied a different pleading standard to § 36(b) claims than the Second Circuit. See Green v. Nuveen Advisory Corp., 295 F.3d 738, 743 n.8 (7th Cir. 2002).

impermissibly swept into the purview of § 36(b). See Meyer v. Oppenheimer Management Corp., 764 F.2d 76, 85 (2d Cir. 1985) ("We do not understand section 36(b) to be an enforcing mechanism for every SEC regulation or every action authorized thereunder."); Stegall, 2005 WL 2709127 at *12 (dismissing a complaint that alleged deficient services because to allow such a claim without an explanation of how fees were excessive in light of those services "would turn any breach of a fiduciary duty into a section 36(b) violation").

Second, the plaintiffs argue that because fees remained constant while the assets of the fund grew, the plaintiffs did not benefit from economies of scale. (Pl. Mem. at 12, citing SAC ¶¶ 89-94, 115, 117, 119, 129.) Courts have found that the failure to pass on benefits of economies of scale is a factor to be considered in determining whether fees are excessive under § 36(b). See Gartenberg, 694 F.2d at 930 ("the extent to which the adviser-manager realizes economies of scale as the fund grows larger" is a factor in determining excessive fees). However, Count Three itself does not make any allegations concerning the failure to pass on any benefits of economies of scale, but rather alleges that defendants "violated Section 36(b) by improperly charging investors in the Eaton Vance Funds purported Rule 12b-1 marketing fees, and by drawing on the assets of Eaton Vance Fund investors to make undisclosed payments of Soft Dollars and excessive commissions, as defined herein, in violation of Rule 12b-1." (SAC ¶ 144.) Even though Count Three repeats and realleges every previous allegation in the SAC, nowhere in the SAC do the plaintiffs ever allege that the failure to pass on benefits from economies of scale was a violation of § 36(b). There is also no allegation that the fees charged were so disproportionately large that they bore no relationship to the services rendered. Thus, there is no basis to reconsider the Court's decision.

C.

The plaintiffs also challenge the Court's ruling that the Investment Adviser Defendants and Trustee Defendants are not recipients of the disputed payments, and thus not proper defendants for § 36(b). The plaintiffs first argue that because the Trustee Defendants are alleged to be "captive and controlled" by Eaton Vance, they are alleged "affiliated persons" and "were recipients of the payments," and thus proper § 36(b) defendants. (Pl. Mem. at 13.) But there is no allegation that the Trustees directly received any of the disputed payments other than by merely receiving compensation for their trustee services, which would be an indirect benefit excluded from § 36(b). Similarly, the plaintiffs' second argument that the Investment Adviser Defendants received advisory fees from the Eaton Vance Fund ignores that these were indirect benefits of the disputed payments. There is no basis to reconsider the Court's decision.

V.

This Court also dismissed Counts Two, Four, Seven, Eight, Nine, and Ten on the grounds that they were, in fact, derivative claims, but were brought as direct claims on behalf of the purported class of shareholders. Eaton Vance, 380 F. Supp. 2d at 236. In their motion for reconsideration, the plaintiffs advance three arguments why the claims are not derivative.

First, the plaintiffs reiterate their argument, based on Strigliabotti v. Franklin Resources, Inc., No. C. 04-00883, 2005 WL 645529 (N.D. Cal. Mar 07, 2005), that the unique structure of a mutual fund causes the alleged injuries to be directly borne by the individual investor, not by the Funds. Noting that "[e]very dollar of expense borne by the fund is distributed to shareholders, as a pro rata deduction from the net asset value per share," and that "[f]ees, likewise, are paid by individual investors," the Strigliabotti court found that financial harm from alleged overcharges was borne by individual investors directly on a pro rata basis, and was thus not a corporate injury under California law. Id. at *7-8. This argument, however, is unpersuasive for the reasons explained in this

Court's original opinion, and it is not a basis for reconsideration. As another court has noted, "[w]hile Strigliabiotti is on point, its reasoning is at odds with the overwhelming majority of courts who have addressed this issue." Hogan v. Baker, No. Civ.A. 305CV0073P, 2005 WL 1949476, at *4 (N.D. Tex. Aug. 12, 2005). Moreover, the Strigliabotti analysis is inconsistent with the analysis used by courts applying Massachusetts law, which governs in this case. See, e.g., Lapidus v. Hecht, 232 F.3d 679, 683 (9th Cir. 2000); Green v. Nuveen Advisory Corp., 186 F.R.D. 486, 489-90 (N.D. Ill. 1999); Jackson v. Stuhlfire, 547 N.E.2d 1146, 1148 (Mass. App. Ct. 1990).

Second, the plaintiffs argue that Eaton Vance Funds are organized as Massachusetts business trusts for the purpose of rendering professional services, and thus create direct liability for trustees and employees of the trust--particularly the Investment Adviser Defendants--with respect to those receiving the services, namely, the plaintiffs. This is a new argument that was not previously raised by the plaintiffs, and the Court will therefore not consider it on a motion for reconsideration.

Third, the plaintiffs argue that the harms alleged in Counts Two, Four, Seven, Eight, and Ten are direct just like the harm from materially false and misleading prospectuses alleged in Count One, which the Court previously found was an injury separate and distinct from any injury to the Eaton Vance Funds.[5] Eaton Vance, 380 F. Supp. 2d at 235 n.5. The plaintiffs argue that allegations of omissions were pleaded throughout the complaint, and thus "run through" plaintiffs' other claims. However, the injury pleaded under these other counts was the adverse effects on the assets of the Eaton Vance Funds, which the Court previously explained was an indirect injury to the shareholders. Id. at 235-36. Thus, there is no basis for reconsideration.

VI.

With respect to the dismissal of the derivative claim in Count Five, the plaintiffs argue that the Court erred in holding that the plaintiffs failed to allege properly the futility of demand upon the Eaton Vance Trustees as required by Fed. R. Civ. P. 23.1. Eaton Vance, 380 F. Supp. 2d at 240. The plaintiffs repeat their argument that the demand requirement should be excused because the plaintiffs alleged that the Trustee Defendants were rendered incapable of independent decision-making due to their service on multiple fund boards and substantial compensation. For the reasons explained in the original opinion, the Court disagrees, and finds that these

[5] As explained above, the plaintiffs have withdrawn Count Nine. See note 1 supra.

allegations are insufficient to excuse the demand requirement. See id. at 239-40.

VII.

The Court previously found that Counts Six, Seven, Eight, Nine, and Ten were state law claims preempted by SLUSA because the proposed Class fails to distinguish between preempted claims that are "in connection with the purchase or sale of a covered security" and non-preempted claims of class members who simply held shares of Eaton Vance Funds throughout the Class Period. Eaton Vance, 380 F. Supp. 2d at 241-42 (citing Dabit v. Merrill Lynch, Pierce, Fenner & Smith, Inc., 395 F.3d 25, 46 (2d Cir. 2005) and Atencio v. Smith Barney, No. 04 Civ. 5653, 2005 WL 267556 (S.D.N.Y. Feb. 2, 2005)).

The plaintiffs argue that the Court's ruling ignores the holding in Dabit that allowed certain plaintiffs to proceed with claims for the return of flat annual fees paid for unbiased investment research which the defendant allegedly promised but failed to provide. In Dabit, the Second Circuit Court of Appeals found a logical distinction between "claims that turn on injuries caused by acting on misleading investment advice … which necessarily allege a purchase or sale, and claims which merely allege that the plaintiff was injured by paying, independent of any given transaction, for a service that the broker failed to provide." Dabit, 395 F.3d at 48. Accordingly, the Court of Appeals found that claims relating to the defendant's alleged overcharging of commissions were necessarily tied to the underlying securities transaction--and thus preempted--while claims relating to annual fees for services paid whether or not a customer conducts a transaction in the account do not necessarily rest on any allegation of a purchase or sale of a security, and thus were not preempted by SLUSA. Id. at 49-50.

However, in this case the plaintiffs do not merely allege claims for the return of annual fees paid for services not rendered, but rather seeks to include claims that the purported class was damaged by holding shares of the Eaton Vance Funds based on alleged misrepresentations concerning the 12b-1 fees. The Court previously found that this class would also necessarily include members who had purchased shares during the Class Period. Eaton Vance, 380 F. Supp. 2d at 241-42. With respect to those members, the Court found that because "the SAC alleges that the actions of the defendants that are the subject of the plaintiff's claims steered purchasers into buying shares of the Fund, the claims of class members who purchased shares during the Class Period are inextricably related to their purchases of shares of those funds and are preempted by SLUSA." Id. at 241. Thus, the plaintiffs' claims in Counts Six, Seven,

Eight, Nine, and Ten are not akin to the flat fee repayment claims in Dabit, and are preempted by SLUSA.

VIII.

In a footnote in their Memorandum in Support of their Motion to Strike, the plaintiffs originally requested leave to amend "once the parties complete briefing on the motions to dismiss and the Court issues its opinion thereon, if necessary ...." (Memorandum of Law in Support of Plaintiffs' Motion to Strike Material Not Previously Raised in Defendants' Pre-Motion Letters, filed Jan. 12, 2005, at 7 n.7.) At that time, the plaintiffs did not propose any amendments nor indicate how amending would cure any alleged deficiencies. The Court then granted the defendants' motion to dismiss without leave to amend. The Court denied leave to amend because of the plaintiffs' failure to cure deficiencies, despite notice and an opportunity to do so, as well as the plaintiffs' failure to show how any amended complaint could cure the deficiencies. Eaton Vance, 380 F. Supp. 2d at 242. In dismissing the SAC in its entirety, the Court directed the Clerk to enter judgment and to close this case.

After judgment was entered, the plaintiffs filed a motion for leave to file a third amended complaint. "When the moving party has had an opportunity to assert the amendment earlier, but has waited until after judgment before requesting leave, a court may exercise its discretion more exactingly." State Trading Corp. of India, Ltd. v. Assuranceforeningen Skuld, 921 F.2d 409, 418 (2d Cir. 1990); see also National Petrochemical Co. of Iran v. M/T Stolt Sheaf, 930 F.2d 240, 245 (2d Cir. 1991) (collecting cases). While leave to amend should generally be "freely given when justice so requires," Fed. R. Civ. P. 15(a), there is no basis to reconsider the Court's previous decision.

The plaintiffs argue that despite having two previous opportunities to amend, they are entitled to amend after the Court has given guidance as to what the deficiencies in their SAC are. However, plaintiffs "were not entitled to an advisory opinion from the Court informing them of the deficiencies of the complaint and then an opportunity to cure those deficiencies." PR Diamonds, Inc. v. Chandler, 364 F.3d 671, 699 (6th Cir. 2004) (emphasis and citation omitted); see also Vine v. Beneficial Finance Co., 374 F.2d 627, 637 (2d Cir. 1967).

Here, the plaintiffs had ample notice of defects in their complaint and opportunity to cure them before the Court ruled on the motion to dismiss. The Court adopted a procedure by which after the plaintiffs filed their Consolidated Amended Complaint, the defendants submitted letters to the plaintiffs outlining alleged defects in the Complaint. (Revised Stipulation and Pretrial Order No. 1 Consolidating the Actions, dated April 27,

2004, at 5.) The plaintiffs then had the opportunity to cure the defects by filing the SAC. This procedure was intended to prevent the parties from needlessly expending considerable time, effort, and expense in briefing the motion to dismiss and obtaining a decision on that motion, which would then be followed by yet another amended complaint and possibly a new round of motions to dismiss. Absent some good cause, the defendants and the Court were entitled to the plaintiffs' best effort at presenting their claims in response to the objections raised by the defendants. See In re Capstead Mortg. Corp. Sec. Litig., 258 F. Supp. 2d 533, 568 (N.D. Tex. 2003).

In light of the plaintiffs' failure to cure the defects after being provided notice, this is not a case where leave to amend should be given because "justice so requires." See Foman v. Davis, 371 U.S. 178, 182 (1962) (denial of leave to amend appropriate where there is "repeated failure to cure deficiencies by amendments previously allowed"); Benzon v. Morgan Stanley Distributors, Inc., 420 F.3d 598, 613-14 (6th Civ. 2005) (denying leave to amend after first dismissal was not an abuse of discretion where the plaintiff previously filed an amended complaint after having notice of defects from a previous motion to dismiss that was filed but not decided); U.S. ex rel. Adrian v. Regents of Univ. of California 363 F.3d 398, 404 (5th Cir. 2004) (same); Krantz v. Prudential Investments Fund

Management LLC, 305 F.3d 140, 144 (3d Cir. 2002) (same, noting that a "District Court has discretion to deny a plaintiff leave to amend where the plaintiff was put on notice as to the deficiencies in his complaint, but chose not to resolve them."); see also Hall v. United Techs. Corp., 872 F. Supp. 1094, 1101-03 (D. Conn. 1995) (denying leave to amend after the first ruling on a motion to dismiss where the plaintiffs had notice of defects in their Second Amended Complaint from two previous motions to dismiss).

The Court also previously denied leave to amend because the plaintiffs failed to submit a proposed amended complaint that would cure the pleading defects, and there was a strong argument that leave to amend would be futile. The plaintiffs now submit a Proposed Third Amended Complaint ("PTAC"). (Ex. A. to Plaintiffs' Memorandum of Law in Support of Their Motion for Leave to File an Amended Complaint.) However, in considering the PTAC in light of the other rulings above, there still remains a strong argument that leave to amend would be futile.

In the PTAC, the plaintiffs have now abandoned Counts Six and Nine of the SAC. Counts Seven and Eight of the SAC, which alleged a breach of fiduciary duty against the Investment Adviser Defendants and the Trustee Defendants, respectively, have now been re-pleaded as Counts Six, Seven, and Eight in the PTAC as claims for breach of fiduciary duty against the

Investment Adviser Defendants, the Trustee Defendants, and the Officer Defendants, respectively, on behalf of a "sub-class" of purchasers of Eaton Vance Funds who purchased shares before the Class Period and held the shares during the Class Period. (PTAC ¶ 1.) Count Nine of the PTAC, similar to Count Ten of the SAC, alleges a claim of unjust enrichment on behalf of the sub-class.

Counts One, Two, and Four of the PTAC, which resemble the same counts in the SAC, would be barred as a matter of law because there is no private right of action to pursue such claims. Counts Two, Four, Six, Seven, Eight, and Nine of the PTAC would still be barred because they are either derivative and/or preempted claims. The Court also would not exercise supplemental jurisdiction over the state law claims, Counts Six through Nine of the PTAC, after the federal claims are dismissed. Count Five of the PTAC would still be barred because the plaintiffs continue to assert incorrectly that demand was excused because it was allegedly futile. (PTAC ¶¶ 177-86.)

The plaintiffs attempt to re-plead Counts Seven, Eight, and Ten to avoid SLUSA preemption by asserting claims on behalf of a putative "State Law Sub-Class" of persons or entities who held but never purchased Fund shares during the Class Period. (PTAC ¶¶ 1, 27.) However, the sole sub-class representative, Marvin Goldfarb, had previously admitted in ¶ 15 of the earlier Consolidated Amended Complaint to having purchased and held Fund shares during the Class Period, and is thus ineligible for sub-class membership. To the extent that Dabit notes that courts should dismiss without prejudice SLUSA-preempted claims that fail to distinguish a non-preempted subclass "in order to allow the plaintiff to plead a claim sounding only in state law if possible," Dabit, 395 F.3d at 47, this Court dismissed the claims under SLUSA "as interpreted in Dabit" and further declined to "exercise supplemental jurisdiction over purely state law claims." Eaton Vance, 380 F. Supp. 2d at 242.

To the extent that the PTAC cures some (but certainly not all) of the pleading defects in Count Three, the Court has previously noted that plaintiffs specifically had prior notice of these defects, yet chose not to cure them in the SAC. See Eaton Vance, 380 F. Supp. 2d at 242. Moreover, there remain strong arguments that re-pleading Count Three would still be futile in light of other objections made by the defendants in the underlying motion, which the Court considered but did not rule on. Most notably, the defendants previously argued that a claim for excessive fees must be asserted as a derivative cause of action, and that the plaintiffs have impermissibly asserted it as a direct action. (Memorandum of Law in Support of Defendants' Motion to Dismiss the Second Amended Complaint, filed Oct. 26, 2004, at 18-19.) While the Court did not rule on this argument, the Court notes that there is strong support for it. See Olmsted, 283 F.3d at 433 (noting § 36(b) is a "private right of derivative action"); In re Franklin Mutual Funds Fee Litig., 388 F. Supp. 2d at 468 (dismissing claim because "§ 36(b) does not provide for a direct private right of action"); In re Lord Abbett Mutual Funds Fee Litig., 385 F. Supp. 2d 471, 489 (D.N.J. 2005) (the plaintiffs "may not maintain [a § 36(b) claim] as a class action claim, given the derivative nature of the claim"); Mutchka v. Harris, 373 F. Supp. 2d 1021, 1025 (C.D. Cal. 2005) (section 36(b) claim "must fail because it has not been brought derivatively").

There is a strong interest in finality of judgments and the expeditious termination of litigation. National Petrochemical Co. of Iran, 930 F.2d at 245. For the reasons explained above and in the Court's original opinion, this is not a case where justice requires that the plaintiffs be afforded yet another opportunity to file an amended complaint. See Fisher v. Offerman & Co., Inc., No. 95 Civ. 2566, 1996 WL 563141, at *9 (S.D.N.Y. Oct. 2, 1996). The motion to file a third amended complaint is denied.

CONCLUSION

The motion for reconsideration is **granted.** Upon reconsideration, the Court adheres to its prior order. The motion for leave to file a third amended complaint is **denied.**

SO ORDERED.

Dated: **New York, New York**
December 6, 2005



John G. Koeltl
United States District Judge


USDC SDNY
DOCUMENT
ELECTRONICALLY FILED
DOC #:
DATE FILED:

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

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IN RE EATON VANCE MUTUAL FUNDS FEES LITIGATION,

This document relates to: ALL ACTIONS

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04 **CIVIL** 1144 (JGK)

JUDGMENT

Defendants having moved to dismiss, and the matter having come before the Honorable John G. Koeltl, United States District Judge, and the Court, on July 29, 2005, having rendered its Opinion and Order dismissing plaintiffs' second amended complaint in its entirety and directing the Clerk of the Court to enter judgment and to close the case, it is,

ORDERED, ADJUDGED AND DECREED: That for the reasons stated in the Court's Opinion and Order dated July 29, 2005, plaintiffs' second amended complaint is dismissed in its entirety; accordingly, the case is closed.

Dated: New York, New York
August 8, 2005

J. MICHAEL McMAHON

Clerk of Court

BY:

Deputy Clerk


SEC MAIL PROCESSING
RECEIVED
2005
WASH, D.C.
192
SECTION



THIS DOCUMENT WAS ENTERED ON THE DOCKET ON ________